As filed with the Securities and Exchange Commission on July 20, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Schedule 14D-9

Solicitation/ Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934
(Amendment No. 3)

Royal Dutch Petroleum Company

(Name of Subject Company)

Royal Dutch Petroleum Company

(Name of Person Filing Statement)

Ordinary shares,

nominal (par) value €0.56 per share
(Title of Class of Securities)

780257804

(CUSIP number of Class of Securities)

Michiel Brandjes

General Counsel
Royal Dutch Petroleum Company
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
(011 31 70) 377 9111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a Copy to:

William P. Rogers, Jr.

Cravath, Swaine & Moore LLP
Citypoint, One Ropemaker Street
London EC2Y 9HR
England
+44(0)20 7453 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

July 20, 2005

      This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Royal Dutch Petroleum Company (“Royal Dutch”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 19, 2005, as amended on July 8, 2005 and July 19, 2005, amends the Statement to supplement Items 8 and 9 thereof (but does not amend any other Item). The Statement relates to the exchange offer (the “Offer”) made by Royal Dutch Shell plc (“Royal Dutch Shell”) to exchange all of the issued and outstanding ordinary shares of Royal Dutch on the basis of 2 Royal Dutch Shell Class A ordinary shares (the “Class A Shares”) for each Royal Dutch ordinary share in bearer form (“Bearer Shares”) or Hague registry form (“Hague Registry Shares”) or 1 Royal Dutch Shell American depositary share (representing two Class A Shares) for each Royal Dutch ordinary share in New York registry form. The terms and conditions of the Offer are set forth in a prospectus of Royal Dutch Shell dated May 19, 2005 (including the documents incorporated by reference therein, the “Prospectus”). The Prospectus was filed by Royal Dutch Shell with the SEC as a part of a Registration Statement on Form F-4 (the “Registration Statement”). The Prospectus and each document incorporated by reference therein was incorporated by reference into the Statement in its entirety.

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Item 8.     Additional Information.

Item 8 of the Statement is hereby amended to add the following:

The information set forth in exhibit (a)(11) is incorporated by reference herein.

Item 9.     Exhibits.

Item 9 of the Statement is hereby amended to add the following:

(a)(11)	Press Release Announcing Royal Dutch Shell Unification Completed (incorporated by reference to the filing made by Royal Dutch Shell on July 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

(a)(12)	Advertisement published in the Wall Street Journal on July 20, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on July 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

(a)(13)	Advertisement published in The Netherlands from July 20 (incorporated by reference to the filing made by Royal Dutch Shell on July 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

(a)(14)	Advertisement to be published in Austria on July 21 (incorporated by reference to the filing made by Royal Dutch Shell on July 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

(a)(15)	Advertisement to be published in Luxembourg on July 21 (incorporated by reference to the filing made by Royal Dutch Shell on July 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.

ROYAL DUTCH PETROLEUM COMPANY
(N.V. KONINKLIJKE NEDERLANDSCHE
PETROLEUM MAATSCHAPPIJ N.V.)

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: General Counsel

Dated: July 20, 2005

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